Exhibit 21.1

List of Divisions & Subsidiaries of The Graystone Company, Inc.

Divisions

1.           Marketing Division operating under the name of paypercallexchange.com
2.           Consulting Division operating under the name of Graystone Ventures
3.           Real Estate Division operating under the name of Graystone Properties
4.           Natural Resources Division operating under the name of Graystone Mining

Subsidiaries

The Company does not have any incorporated subsidiaries but operates through its divisions listed above.  However, the Company intends to incorporate a new company called Graystone Mining in Nevada to operate its natural resource production. This enity will become a wholly owned subsidiary of the Company and we will move our Natural Resource Division into this subsidiary.  The Company intends to incorporate this new entity no later than April 30, 2011.